UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38430

Meta Data Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On August 7, 2023, Meta Data Limited (the “Company”) received formal notice from the New York Stock Exchange (“NYSE”) that the Company has regained compliance with the NYSE’s quantitative continued listing standards.

On February 7, 2022, the Company was notified by the NYSE of its noncompliance with the NYSE’s continued listing standards because its average total market capitalization over a consecutive 30 trading-day period and last reported stockholders’ equity were both below $50 million. As a result of the Company’s achievement of compliance with the NYSE’s minimum market capitalization and shareholders’ equity requirement as of August 7, 2023, the Company is no longer considered out of compliance with the continued listing standards and the below compliance “.BC” indicator has been removed from the Company’s ordinary shares. Additionally, the Company will no longer be noted as being below continued listing standards on the NYSE’s web site (www.nyse.com). In accordance with the NYSE’s Listed Company Manual, the Company will be subject to a 12-month follow-up period within which the Company will be reviewed to ensure that the Company does not once again fall below any of the NYSE’s continued listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 9, 2023

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